Joseph A. Herz

212-801-6926

herzj@gtlaw.com

October 17, 2016

VIA EDGAR AND UPS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Kim McManus, Senior Attorney
Office of Real Estate and Commodities

Re:	Rodin Global Property Trust, Inc.

Amended Confidential Draft Registration Statement on Form S-11

Submitted September 14, 2016

CIK No. 0001664780

Dear Ms. McManus:

On behalf of Rodin Global Property Trust, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR the Company’s initial public registration statement on Form S-11 (the “Registration Statement”).

The Registration Statement includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. Michael Lehrman of the Company, dated October 6, 2016 (the “Comment Letter”) relating to the above-referenced amended draft registration statement confidentially submitted to the Commission on September 14, 2016 (the “Third Amended Submission”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of the Registration Statement, which have been marked to indicate the location of changes from the Third Amended Submission, together with four copies of this response letter as submitted to the Commission.

General

1.	We note your response to prior comment 1. Please tell us, with a view toward revised disclosure, why you refer to the board’s ability to use funds on a monthly basis despite the

Kim McManus, Esq.

October 17, 2016

plan being based on each quarter, not each month. Also, please tell us why you will “attempt to honor” requests on a pro rata basis when you are otherwise unable to purchase all shares requested to be repurchased during a quarter. Finally, we reissue the portion of the prior comment in which we sought your analysis of your ability to automatically repurchase shares from holders who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to note the ability of the board of directors of the Company to use funds from the distribution reinvestment plan on a quarterly basis on pages 24 and 163 of the Registration Statement. In addition, the Company has revised the disclosure to (i) change the reference to “attempt to honor” to “will honor” on pages 23 and 163 of the Registration Statement and (ii) delete references to the Company’s ability to automatically repurchase shares from holders of the Company’s common stock who would hold fewer shares than the minimum purchase requirements as a result of an existing repurchase request on pages 24 and 163 of the Registration Statement.

2.	Please add disclosure regarding the timing and circumstances surrounding your change in name from Rodin Global Access Property Trust, Inc. to Rodin Global Property Trust, Inc.

Response:

In response to the Staff’s comment, the Company has added disclosure referencing the original name of the Company on page [●] of the Registration Statement. The Company supplementally advises the Staff that the determination to change the name of the Company was based on marketing considerations. Accordingly, since the Registration Statement is not effective, no shares of the Company are being offered or sold to investors and changing the name of the Company is not a substantive modification to the terms of the proposed offering, the Company does not believe any additional disclosure is necessary.

Questions and Answers About this Offering

What kind of offering is this?, page 2

3.	If known, please disclose throughout the prospectus when during each quarter you expect to publish any adjustments to the offering prices or, if you do not expect this to occur at the same time each quarter, please disclose this fact.

Response:

The Company advises the Staff that, as noted on page 2 of the Registration Statement under the heading “What kind of offering is this?” in the section titled “Questions and Answers About this Offering,” the Company expects to determine its NAV within 45 days after each completed fiscal quarter and publish any adjustment to the NAV and the corresponding adjustments to the

Kim McManus, Esq.

October 17, 2016

offering prices for the classes of shares on or around the 45th day after each completed fiscal quarter. The Company has revised the disclosure on pages 123 and 169 of the Registration Statement to disclose this expectation.

Risk Factors

Risks Related to an Investment in us

Valuations and appraisals of our properties…, page 29

4.	We note your disclosure that “[b]ecause the price you will pay for Class T Shares or Class I Shares…are based on our estimated NAV per share….” Please revise to reflect that the price investors will pay for each share class will be based on your estimated NAV per share after you commence valuations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Registration Statement to disclose that the price investors will pay for each class of shares will be based on the estimated NAV per share for each class of shares only after the Company commences valuations.

Estimated Use of Proceeds, page 64

5.	Please remove the adjustment for sponsor support of selling commissions and dealer manager fees from the use of proceeds table. The contingent reimbursement to your advisor is a cost to the business; it is our view that these amounts should be reflected in the Use of Proceeds Table. Please ensure that the Use of Proceeds Table deducts the selling commissions and dealer manager fees in computing the amount available for investment given the fact that the advisor is not gifting this amount to the issuer, but instead will receive a contingent reimbursement right. Footnote disclosure may convey the sponsor support; however, this amount should not be added back into net proceeds in the table.

Response:

In response to the Staff’s comment, the Company has removed the adjustment for sponsor support of selling commissions and dealer manager fees and deducted such amounts in computing the amounts available for investment from the Use of Proceeds tables on pages 65, 66 and 68 of the Registration Statement. In addition, in further response to the Staff’s comment, the Company has added footnote disclosure giving effect to the sponsor support on page 65, 66 and 68 of the Registration Statement.

Kim McManus, Esq.

October 17, 2016

6.	In a footnote to the table on page 65, please provide a description of the acquisition expenses you intend to pay to your Advisor or its affiliates.

Response:

In response to the Staff’s comment, the Company has added new footnotes to the “Use of Proceeds” tables on pages 66, 67 and 69 of the Registration Statement to describe the acquisition expenses the Company intends to pay its advisor or its affiliates.

Management

The Advisory Agreement, page 76

7.	We note your statement that compensation to your advisor may be increased “subject to approval by our independent directors and the other limitations in our advisory agreement and our charter.” Please revise to disclose, if true, that the company may increase fees payable to the advisor without shareholder consent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 88 to disclose that the Company may increase fees payable to the advisor without stockholder approval.

Certain Prior Experience

Cantor Commercial Real Estate, page 78

8.	We note your response to comment 2. To the extent you believe that CCRE’s 2015 and 2016 CMBS securitization performance is a material adverse business development or condition with respect to CCRE, please disclose this development in your prospectus.

Response:

Although the Company does not believe that CCRE’s 2015 and 2016 CMBS securitization performance is a material adverse business development within the meaning of Guide 5, the Company has added disclosure on page 79 of the Registration Statement regarding CCRE and its 2015 and 2016 securitization performance.

Net Asset Value Calculation and Valuation Procedures, page 118

9.

We note your disclosure that, with the approval of your board of directors, including a majority of your independent directors, you will engage an independent valuation firm to calculate your NAV. Please confirm that your quantitative NAV disclosures will be

Kim McManus, Esq.

October 17, 2016

expertised. If your NAV disclosures will be expertised, please confirm that you will file the third party consent and revise your expert section to identify the expert and the disclosures being expertised, when appropriate.

Response:

The Company advises the Staff that the final determination of the fair value of its real estate properties and assets ultimately will be made by the Company’s board of directors. Accordingly, the Company does not believe it is appropriate to attribute the calculation of its NAV to the independent valuation firm. However, the Company will identify and expertise the independent valuation firm and quantitative NAV disclosures in a subsequent amendment to the Registration Statement. The Company also confirms that it will file the consent of the independent valuation firm with the amendment.

10.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response:

The Company will supplementally provide the Staff with its proposed template for future NAV disclosures by separate correspondence.

11.	Please revise to clarify how you intend to value the sponsor reimbursement right for purposes of calculating NAV.

Response:

The Company advises the Staff that it has revised the disclosure on page 121 of the Registration Statement to clarify that the contingent reimbursement of sponsor support will not be recorded as a liability until such time as it becomes an obligation that can be reasonably estimated and that the likelihood of any such reimbursement payment is probable. The Company only becomes obligated to reimburse the sponsor for sponsor support after the full return of invested capital (which equals the full gross proceeds of the primary and DRIP offerings) plus a 6.0% cumulative, non-compounded annual pre-tax return on such invested capital to stockholders. As a result, the Company does not anticipate that it will accrue any liability for the reimbursement of sponsor support for the foreseeable future, and, as a result, the contingent reimbursement will not affect the calculation of NAV for the foreseeable future.

Plan of Distribution, page 169

12.

We note your disclosure that “[p]romptly following any adjustment to the offering prices per share, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated

Kim McManus, Esq.

October 17, 2016

information on our website at www.rodinglobalpropertytrust.com.” We also note your disclosure on page 30 that “[i]nvestors will purchase shares at the offering price that is effective at the time that his or her completed subscription agreement has been accepted by our dealer manager. As a result, the offering price may change prior to the acceptance of such subscription by our dealer manager from the price that was effective at the time such investor submitted his or her subscription agreement.” Please tell us how you intend to update investors if there has been a change in NAV after the time an investor submits a subscription agreement and prior to the subscription agreement being accepted by your dealer manager. Please also tell us how you determined that this is an appropriate pricing mechanism for a continuous offering since the investor is not provided with an opportunity to withdraw the subscription after notification of the new price..

Response:

The Company advises the Staff that it anticipates that changes to the NAV for each of its classes of shares will be announced at the same time as any changes in prices for each of the share classes. As previously disclosed in the Registration Statement, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC disclosing the adjusted offering prices and the effective date of such adjusted offering prices, and we will also post the updated information on our website at www.rodinglobalpropertytrust.com (see pages 30 and 169 of the Registration Statement).] The Company further advises the Staff that it has revised the disclosure on pages 2, 123 and 169 of the Registration Statement to provide for a withdrawal right during the five (5) business day period immediately prior to the effectiveness of the new share prices for investors who have not had received notification of acceptance of their subscription agreements prior to the Company’s public announcement of such pricing changes.

***

Kim McManus, Esq.

October 17, 2016

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Tom Kluck, Esq.

Bryan Hough, Esq.

Mr. Jorge L. Bonilla

Ms. Shannon Sobotka

Mr. Michael Lehrman, Rodin Global Property Trust, Inc.

Judith D. Fryer, Esq., Greenberg Traurig, LLP